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09040087

SEC ... MISSION

SEC Mail Processing Section
FEB 27 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 University Boulevard, Suite B
(No. and Street)

Mobile	AL	36609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanee Robertson (251) 445-2429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solberger & Smith, LLP
(Name – *if individual, state last, first, middle name*)

273 Azalea Rd, Suite 1-101	Mobile,	AL	36609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/6

OATH OR AFFIRMATION

I, Marc Whitehead, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Financial Services, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR FINANCIAL SERVICES, LLC

Table of Contents

SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: **taxtime@solbergersmith.com**

INDEPENDENT AUDITORS' REPORT

To The Members
Harbor Financial Services, LLC
Mobile, AL

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2008 and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solberger & Smith, LLP

Certified Public Accountants
February 17, 2009

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$348,805
Commission payments receivable	105,000
Trail income receivable	55,689
Receivables from brokers	35,905
Prepaid insurance	6,075
Office equipment (net of accumulated depreciation of $10,088)	11,737
Total assets	$563,211

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable	$175,257
Unearned revenue	7,727
Total liabilities	182,984
Members' capital	
Marc Whitehead	157,383
Daria Corp.	111,422
Brown Corp.	111,422
Total members' capital	380,227
Total liabilities and members' capital	$563,211

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Broker commission revenue	$7,849,779
Broker commission expense	(7,849,779)
Net broker commission income	0
Other operating revenue	
Broker fee income	875,732
Commission income	343,197
Rental income	27,000
Interest income	3,099
	1,249,028
Operating expenses	
Salaries & wages	386,225
Broker/dealer fees & charges	84,765
Bad debt expense	72,179
Office rent	62,132
Other operating expenses	36,770
Insurance	31,631
Professional fees	25,149
Office expenses	19,043
Professional fees	25,149
Recruiting expenses	17,057
Utilities	9,920
Telephone	9,503
Depreciation expense	3,600
	757,974
Net income	$491,054

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	MARC WHITEHEAD	BROWN CORP.	DARAI CORP.	TOTALS
Capital balances 1/01/2008	$163,857	$114,658	$114,658	$393,173
Net income during year	245,526	122,764	122,764	491,054
Capital withdrawals during year	(252,000)	(126,000)	(126,000)	(504,000)
Capital balances 12/31/2008	$157,383	$111,422	$111,422	$380,227

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net income	$491,054
Depreciation expense	3,500
Increase in receivables	(20,276)
Increase in prepaid insurance	(6,075)
Increase in payables	72,227
Increase in unearned revenue	5,827
Net cash provided by operating activities	546,257
Cash flows from investing activities	
Purchase of equipment	(1,684)
Cash flows from financing activities	
Capital withdrawals	(504,000)
Cash increase during period	40,672
Cash at beginning of period	308,133
Cash at end of period	$ 348,805

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1: **Nature of business and significant accounting policies**

Nature of Business

Harbor Financial Services, LLC is engaged in business as a broker in municipal securities, government securities, equity trading on a fully disclosed basis, options, mutual funds and underwriting of offerings of corporate securities. The company operates under the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) and is not required to comply with deposit requirements and possession and control requirements as generally required by SEC Rule 15c3-3.

A summary of the Company's significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents include deposits with banks or other financial institutions as well as debt instruments with original maturities of three months or less, and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates value.

Securities transactions

Securities transactions and related commission income and expense are recorded on a trade-date basis.

Income taxes

The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions, the Company does not pay taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the members' include the Company's taxable income or loss on their income tax return.

NOTE 2: **Cash and securities segregated under federal regulation**

The Company claims exemption from this requirement under SEC Rule 15C3-3 (k) (2) (ii).

NOTE 3: **Liabilities subordinated to claims of general creditors**

None

NOTE 4: **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's net capital rule which requires the company to maintain $50,000 net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. On December 31, 2008, the Company had net capital of $271,154 which was $221,154 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .67 to 1.

NOTE 5: **Related party transactions**

During 2008 the Company subleased its broker license from its former managing member. Payments made by the Company in 2008 on leases executed personally by the Company's former managing member totaled $12,000. In negotiating the resignation of its former managing member and the admittance of new members, the Company agreed to continue the required payments on these operating leases.

NOTE 6: **Client activities**

In the normal course of business, the Company's client activities include the placing of various client securities and commodities orders with various clearing firms. This activity may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contractual obligations to the clearing firm.

NOTE 7: **Concentrations of credit risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations and individual investors. The Company's exposure to credit risk associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company.

HARBOR FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURTITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Member's capital	$ 380,227
Less non-allowable assets	
Trail income receivables	(54,689)
Receivables from brokers	(35,994)
Office equipment	(11,737)
Prepaid insurance	(6,075)
Net capital before haircuts on security positions	271,732
Haircuts on securities	
Money market account	(578)
Net capital	271,154
Required net capital	(50,000)
Excess net capital	$ 221,154
Aggregate indebtedness	$182,984
Ratio: Aggregate indebtedness to net capital .67 to 1	

The net capital as computed above was not materially different from the Company's computation on it's Part I of Form X-17A-5 as of December 31, 2008.

SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@solbergersmith.com

February 17, 2009

To The Members
Harbor Financial Services, LLC.
Mobile, Alabama

In planning and performing our audit of the financial statements of Harbor Financial Services, LLC for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the

normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

Certified Public Accountants

Harbor Financial Services, LLC

Financial Statements
and
Supplemental Information

for the year ended December 31, 2008